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SEC 03012262 S
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23285

RECEIVED FEB 2 5 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 ENDING December 31, 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Hunter, Keith, Marshall & Co. Inc.

OFFICIAL USE ONLY
11424
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Ave Ste 1505
(No. and Street)

New York (City) NY (State) 10123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall 212-736-6140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy, Gold, Sattler & Fein LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Henry C. Marshall swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co. Inc., as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ELIZABETH D. SIKORA
Notary Public, State of New York
No. 01SI5055931
Qualified in New York County
Commission Expires Feb. 20, 2006

Notary Public

This Report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Hunter, Keith, Marshall & Co., Incorporated

Financial Statements
and Supplemental Information

Year ended December 31, 2002

CONTENTS

Levy, Gold, Sattler & Fein LLP

Report of Independent Auditors

To the Board of Directors
Hunter, Keith, Marshall & Co., Incorporated

We have audited the accompanying statement of financial condition of Hunter, Keith, Marshall & Co., Incorporated (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter, Keith, Marshall & Co., Incorporated at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy, Gold, Sattler & Fein LLP

Great Neck, New York
January 23, 2003

310 Northern Boulevard
Great Neck, NY 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Hunter, Keith, Marshall & Co., Incorporated
Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 84,222
Marketable securities	19,071
Due from stockholder (Note 3)	242,750
Furniture, fixtures and equipment, at cost, less accumulated depreciation of $58,794	4,913
Other assets	16,270
Total Assets	$ 367,226
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	$ 2,992
Pension contribution payable (Note 5)	41,000
Total Liabilities	43,992
Commitments (Note 6)	
Stockholder's equity (Note 2):	
Common stock, $10 par value, 3,000 shares authorized and 1,000 shares issued and outstanding	10,000
Additional paid-in capital	324,513
Retained Earnings (Deficit)	(11,279)
Total Stockholder's Equity	323,234
Total Liabilities and Stockholder's Equity	$ 367,226

See Accompanying Notes

Hunter, Keith, Marshall & Co., Incorporated
Statement of Operations
For the Year Ended December 31, 2002

Revenues:	
Commission and fees	$ 345,348
Interest income	282
Income (loss) from investment	(300)
	345,330
Expenses:	
Employee compensation and benefits (Note 5)	236,281
Occupancy and equipment rental (Note 6)	56,623
Communications	4,600
Professional fees	9,499
Travel and entertainment	3,239
Depreciation	1,564
Other	16,067
	327,873
Income before provision for state and local income taxes	17,457
State and local income taxes (Note 4)	2,766
Net Income	$ 14,691

See Accompanying Notes

Hunter, Keith, Marshall & Co., Incorporated
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common stock	Additional paid-in capital	Retained earnings (Deficit)	Total
Balance at January 1, 2002	$ 10,000	$ 324,513	$ (25,970)	$ 308,543
Distribution of capital -	-	-	-	-
Net Income for 2002			14,691	14,691
Balance at December 31, 2002	$ 10,000	$ 324,513	$(11,279)	$ 323,234

See Accompanying Notes

Hunter, Keith, Marshall & Co., Incorporated
Statement of Cash Flows
For the Year Ended December 31, 2002

Operating activities	
Net Income	$ 14,691
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,564
Changes in operating assets and liabilities:	
Accounts receivable	88
Other assets	223
Accounts payable	2,555
Pension contribution payable	10,400
Net cash provided by operating activities	29,521
Investing activities	
Purchase of property & equipment	(5,336)
Net cash used in investing activities	(5,336)
Financing activities	
Decrease in due from stockholder	7,812
Net cash provided by financing activities	7,812
Net increase in cash and cash equivalents	31,997
Cash and cash equivalents at beginning of year	52,225
Cash and cash equivalents at end of year	$ 84,222

See Accompanying Notes

Hunter, Keith, Marshall & Co., Incorporated

Notes to Financial Statements
December 31, 2002

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
Hunter, Keith, Marshall & Co., Incorporated ("Company") is a broker-dealer and does not carry or hold securities for customer accounts.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION
The Company's principal source of revenue is commissions earned on private placement transactions. Such commissions are recorded as earned and related expenses are recognized when the underlying contract is consummated.

DEPRECIATION
Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using accelerated methods.

CASH EQUIVALENTS
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. CAPITAL REQUIREMENTS
The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). In addition, the Company is required to maintain minimum net capital of $5,000. At December 31, 2002, the Company's net capital (as defined) was $56,949, which was above the required net capital, and the Company's aggregate indebtedness to capital ratio was .77:1.

Hunter, Keith, Marshall & Co., Incorporated

Notes to Financial Statements
December 31, 2002

3. DUE FROM STOCKHOLDER
The Company made non-interest bearing advances to the stockholder totaling $288,377 as of December 31, 2000. The stockholder paid back $45,627 during 2001 and 2002, leaving an outstanding balance of $242,750 at December 31, 2002.

4. INCOME TAXES
The Company files its federal income tax return as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the stockholder. Accordingly, the current year's income tax provision consists solely of state and local income taxes.

5. PENSION PLAN
The Company maintains a defined contribution pension plan which covers substantially all of the Company's employees after one year of employment. The Company will make contributions to the plan which are equivalent to 25% of a participant's compensation during the plan year up to a maximum of $30,000. Pension expense for 2002 was approximately $41,000.

6. LEASE COMMITMENTS
The Company leases its office facilities under an agreement which provides for scheduled rent increases. Lease term is May 1, 2002 through April 30, 2007. Future minimum rental payments under noncancellable operating lease are approximately as follows:

	Amount
2003	$ 64,554
2004	66,490
2005	68,485
2006	70,539
2007	23,743
TOTAL	$293,811

Hunter, Keith, Marshall & Co., Incorporated
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2002

Net capital:	
Total stockholder's equity	$ 323,234
Less nonallowable assets:	
Due from stockholder	242,750
Furniture, fixtures and equipment, net	4,913
Other	16,270
Haircut on exempted securities	2,352
	266,285
Net capital	$ 56,949
Aggregate indebtedness	$ 43,992
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Excess net capital of requirement	$ 51,949
Ratio of aggregate indebtedness to net capital	.77:1
Net capital per Company's unaudited Form X-17A-5 filing	$ 100,715
Adjustment to allowable assets	-
Adjustment to liabilities	(43,766)
Net capital per above computations	$ 56,949

See Accompanying Notes

Hunter, Keith, Marshall & Co., Incorporated

Exemptive Provision Under SEC Rule 15c3-3

December 31, 2002

Hunter, Keith, Marshall & Co., Incorporated claims an exemption from SEC Rule 15c3-3 under section (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained.

Independent Auditor's Supplementary Report of Internal
Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Hunter, Keith, Marshall & Co., Incorporated

In planning and performing our audit of the financial statements of Hunter, Keith, Marshall & Co., Incorporated (The "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the period January 1, 2002 to December 31, 2002) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and in complying with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, count, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

310 Northern Boulevard
Great Neck, NY 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2002 and, further no facts came to our attention indicating the Company was not in compliance with such conditions during the year ended December 31, 2002.

The Company is a small company; essentially all of its operational and recordkeeping procedures are performed by one individual. Consequently, the segregation of duties of which is normally required for effective internal control is not practicable. The Company, which has not acted as principal in any securities transaction and does not hold securities for the account of customers, has no plans to change operational and recordkeeping procedures. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Hunter, Keith, Marshall & Co., Incorporated for the year ended December 31, 2002, and this report does not affect our report thereon dated January 23, 2003.

During 2002, the Company filed quarterly focus reports which indicated the Company's net capital. No inadequacies were noted in the Company's ability to compute its actual net capital.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and the Securities and Exchange Commission and should not be used for any other purpose.

Levy, Gold, Sattler & Fein, LLP

Great Neck, New York
January 23, 2003